Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               February 11, 2020


VIA EDGAR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1984
                Diversified Credit Portfolio of ETFs, Series 16
                       File Nos. 333-235841 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1984, filed on January 8, 2020 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 16 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in convertible securities. Please disclose whether these exchange-traded funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The exchange-traded funds that the Trust may invest in do not currently invest substantially in contingent convertible securities.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren